Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our company’s financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Business Overview

We are a supplier of agricultural products. Traditionally our business has been focused on the processing and/or sales of a variety of mushrooms, edible fungi and other agricultural products. In recent years, in response to the market demand, our product sales have more evenly divided among Shiitake mushrooms, Mu Er mushrooms, and bulk agricultural commodity trading such as cotton and corn bulk trading.

As disclosed in our annual report for the fiscal year ended March 31, 2021, We do not grow fungi, but purchase dried edible fungi from third party suppliers, mainly from family farms, and two co-operatives representing family farms. After we select and filter the dried edible fungi for specific size and quality from our suppliers, we may further dehydrate them, as deemed necessary, to ensure the uniform level of dryness of our products, and then package them for sale, at our own processing facilities. Mainly through distributors, we offer gourmet dried mushrooms to domestic and overseas retail supermarkets, produce distributors and foodservice distributors and operators.

In June 2021, we began to expand into the bulk agricultural commodity trading industry. We purchase certain agricultural commodities from upstream third-party suppliers and then sell them to third-party customers. Our bulk product trading volumes are typically adjusted depending on the seasonality of agricultural products and market demand. Corn and cotton have accounted for a large percentage of our bulk commodity trading operations. We expect to make product and volume adjustments as needed in our agricultural commodity trading operations in response to customer demand and market condition.

Currently, we estimate that approximately 95.4% of our products are sold in China to domestic distributors and the remaining 4.6% are sold internationally, including USA, Japan, Canada and other countries, through distributors. In addition, in order to enhance our e-commerce marketing presence, we developed our own e-commerce website, farmmi.com.cn.

Growth Strategy

Other than increasing market share, expanding sources of supply, productivity and sales network, and securing high quality raw materials with competitive price as disclosed in our annual report for the fiscal year ended September 30, 2021, we are also actively developing new business. We are taking advantage of the company's strengths in working capital position and strong sales force to further growths in agricultural product trading operations. By targeting the bulk agricultural commodity trading business, the company aims to improve capital use efficiency, leverage its strength, and expand trading operations into new industries to enhance the company's market competitiveness and profitability. The company plans to continue to strengthen its sales team, amplify the marketing and sales efforts in agricultural commodity trading, seize market opportunities, and further expand the trade of bulk agricultural products to include such as cotton, corn, soybean, sugar and other commodities.

Factors Affecting Our Results of Operations

Government Policy May Impact our Business and Operating Results

We have not seen any impact of unfavorable government policy upon our business in recent years. However, our business and operating results will be affected by China’s overall economic growth and government policies. Unfavorable changes in government policies could affect the demand for our products and could materially and adversely affect our results of operations. Our edible fungi products are currently eligible for certain favorable government tax incentive and other incentives, any future changes in the government’s policy upon edible fungi industry may have a negative effect on our operations.

Price Inelasticity of Raw Materials in Edible Fungi May Reduce Our Profit

As a processor of edible fungi, we rely on a continuous and stable supply of edible fungi raw materials to ensure our operation and expansion. The price of edible fungi may be inelastic when we wish to purchase supplies, resulting in an increase in raw material prices and thus reduce our profit. In addition, although we compete primarily the high-end market which puts more emphasize on the flavor, texture and quality of our products, we risk losing customers by increasing our selling prices.

Competition in Edible Fungi Industry

Although we have a lot of competitive advantages, such as premium product quality, stable and experienced factory employees, favorable production locations within proximity of significant mushroom planting bases and strong relationships with our significant suppliers, we face a series of challenges.

Our products face competition from a number of companies operating in the vicinity. One of the largest competitors has high sales volume, which enables this competitor to purchase and sell edible fungi at a relatively lower price. Another major competitor has much larger plants and warehouses than we have and its main product is Mu Er mushrooms with different sorts and qualities. Competition from these two major competitors may prevent us from increasing our revenue.

On the other hand, although we believe we distinguish our Company from our competitors on the basis of product quality, the edible fungi industry is fragmented and subject to relatively low barriers of entry. Many of our competitors can provide products at relatively lower prices to increase their supplies which may affect our profit margins as we seek to compete with them.

Competition in the Agricultural Commodity Trading Industry

The agricultural commodity trading industry has high barriers to enter because of the requirements for a large volume of product inventory, transportation, warehousing, logistics and distributions, and there are fewer participants in the industry as compared to the number of companies in other commodity trading industries, such as energy or steel products. As a result, the agricultural commodity trading industry in China is dominated by a few major players, including China Grain Reserves Corporation and China National Cotton Reserves Corporation as national policy implementation entities and COFCO Group as the agricultural commodity flow control entity. Provincial and municipal supply and marketing cooperative system enterprises, international agricultural product traders, and small and medium-sized private enterprises constitute the main participants in the product trade flows.

As a new participant in the agricultural commodity trading industry, the company is in its early stage of development both in terms of trading volume and the market share. Relying on its prior experience in agricultural product sales and established customer base, the company is well positioned to further expand its cooperation partners and customer base. It strives to gain a greater market share and enhance competitiveness through achieving optimal capital turnover and transaction efficiency. However, the company faces significant challenges in operating in the agricultural product trade industry, and potential risks associated with entering a new business or regions, difficulties in achieving strategic objectives and diversion of resources from our existing operations may affect the company's operating results and financial condition.

Economy and Politics

Our results of operations have been adversely affected, to the extent that the COVID-19 or any other epidemic harms the Chinese and global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or treat its impact, almost all of which are beyond our control.

Our ability to be successful in China depends in part on our awareness of trends in politics that may affect our company, including, for example, government initiatives that would either encourage or discourage programs and companies that produce healthy foods or efforts to increase export of agricultural products. In addition, we must be aware of political situations in destination countries of our products, particularly if such countries take action to stifle importation of food products from abroad.

Trend Information

We have noted the existence of the following trends since October 2021, all of which are likely to affect our business to the extent they continue in the future:

China’s edible fungi industry is growing, both in absolute terms and in market share.

China’s growth has outpaced worldwide production growth rates and became the largest worldwide edible mushroom producer. As China’s mushroom industry is moving from rapid expansion to a more mature stage, we expect the effect of industry growth on promoting our sales volume will decrease.

The recovery of economic activities in China since the end of COVID-19 lockdown in April 2020 has increased orders from our customers.

Our sales volume of Shiitake mushroom for the six months ended March 31, 2022 was approximately 757 tons. This number represents a decrease of 42 tons compared with 715 tons sales volume for the same period of fiscal 2021. In the meanwhile, our sales volume of Mu Er for the six months ended March 31, 2022 was approximately 783 tons. This number represents an increase of 236 tons compared with 547 tons sales volume for the same period of fiscal 2021. On an overall basis, our sales volume of Shiitake mushroom and Mu Er was 1,540 tons for the six months ended March 31, 2022, an increase of 278 tons as compared with 1,262 tons sales volume for the same period of fiscal 2021. The increased sales of Shiitake mushroom and Mu Er was primarily because of the recovery of economic activities in China since the end of COVID-19 lockdown in April 2020 which resulted in an increase of customer orders. We expect our sales of Shiitake mushroom and Mu Er will keep increase in the foreseeable future as we expect to receive more customer orders arising from the recovery of economic activities.

Our aggregate employee salaries have been increasing.

During the period of October 2021 to March 2022, our monthly salary expense was as follows:

The increase in November 2021 monthly employee salaries was mainly due to salaries adjustments for certain employees. The increase in January 2022 monthly employee salaries was mainly due to payment of year-end bonus to certain employees. The decrease in monthly employee salaries of February was mainly due to the Chinese New Year Holiday, when certain employees took extended unpaid leaves during the holiday period.

Raw material costs have been on the upward trends.

With our deep understanding of the edible fungi market, constant market research, and communication with our suppliers, we have been able to obtain favorable price for premium raw materials. With increased sales orders we receive, we need to purchase additional raw materials to meet the new demand.

During the period from October 2021 to March 2022, the average monthly unit price per ton for Shiitake and Mu Er we purchased were as follows:

We anticipate that for fiscal year 2022, the average unit price of Shiitake and Mu Er we purchase will be on an upward trends as the increased market demand for Shiitake mushroom and Mu Er and the reduced of supply contributed to the upward trends of the average unit price of Shiitake and Mu Er.

We expect the agriculture industry in China to become increasingly reliant on Internet sales.

During the six months ended March 31, 2022 and 2021, our online sales accounted for 9.8% and 13.4% of our total Shiitake and Mu Er sales, respectively. For the six months ended March 31, 2022, our aggregate online sales were $2,041,045, a decrease of 14.5% compared with online sales for the same period in 2021, and the average monthly online sales were $340,174 as compared to $397,677 online sales for the same period in 2021. The following chart shows our online sales for each month from October 2020 to June 2021:

The online sales during the six months ended March 31, 2022 decreased as compared to the same period of last year. The decrease in monthly online sales was mainly attributable to the reduced in the demand for our products.

Results of Operations for the Six Months Ended March 31, 2022 and 2021

The following table summarizes our results of operations for the six months ended March 31, 2022 and 2021:

	For the six	For the six
	months ended	months ended	Variance
	March 31, 2022	March 31, 2021	Amount	%
	(unaudited)	(unaudited)
Revenues	$42,135,715	$16,959,986	25,175,729	148.4%
Cost of revenues	(39,148,005)	(14,133,327)	25,014,678	177.0%
Gross profit	2,987,710	2,826,659	161,051	5.7%
Allowance for doubtful debts	(361,847)	358,558	720,405	200.9%
Selling and distribution expenses	(127,345)	(142,986)	(15,641)	(10.9)%
General and administrative expenses	(3,113,214)	(1,621,591)	1,491,623	92.0%
(Loss) income from operations	(614,696)	1,420,640	(2,035,336)	(143.3)%
Interest income	71,814	170	71,644	42143.5%
Interest expense	(122,290)	(21,364)	100,926	472.4%
Other expenses, net	81,823	(2,272)	(84,095)	(3701.4)%
(Loss) income before income taxes	(583,349)	1,397,174	(1,980,523)	(141.8)%
Provision for income taxes	(3,590)	(17,628)	(14,038)	(79.6)%
Net (loss) income from continuing operations	(586,939)	1,379,546	(1,966,485)	(142.5)%
Discontinued operations
Net loss from discontinued operations, net of tax	—	(17,607)	(17,607)	(100.0)%
Net (loss) income	$(586,939)	$1,361,939	(1,948,878)	(143.1)%

Revenues

Our revenue derives from the following major product categories: Shiitake, Mu Er, other edible fungi and other agricultural products trading business (for examples, cotton and corn).

The following table sets forth the breakdown of our revenues for the six months ended March 31, 2022 and 2021, respectively:

	For the six months ended, March 31,				Variance
	2022	%	2021	%	Amount	%
Shiitake	10,009,944	23.8%	9,413,658	55.5%	596,286	6.3%
Mu Er	10,854,307	25.8%	7,203,277	42.5%	3,651,030	50.7%
Cotton	10,283,106	24.4%	—	0.0%	10,283,106	100.0%
Corn	10,209,876	24.2%	—	0.0%	10,209,876	100.0%
Other agricultural products	778,482	1.8%	343,051	2.0%	435,431	126.9%
Total	42,135,715	100.0%	16,959,986	100.0%	25,175,729	148.4%

Total revenues for the six months ended March 31, 2022 increased by $25.2 million, or 148.4%, to $42.1 million from $17.0 million for the same period of last year.

Revenue from sales of Shiitake increased by $0.6 million or 6.3%, to $10.0 million for the six months ended March 31, 2022 from $9.4 million for the same period of last year, mainly due to the increased sales volume, from 715 tons for the six months ended March 31, 2021 to 757 tons for the six months ended March 31, 2022, which resulted in an increase of $0.6 million in revenue from sales of Shiitake. The increase in sales volume of Shiitake was mainly attributed to the recovery of economic activities in China which resulted in an increase of customer orders. Also, the average unit sales price for Shiitake increased from $13,165 per ton for the six months ended March 31, 2021 to $13,222 per ton for the six months ended March 31, 2022, which resulted in an increase of $41,869 in revenue from sales of Shiitake. The increase in the average unit sales price of Shiitake was a result of increase in cost of revenue of Shiitake by which we adjusted our sales price to coincide with the increase in cost price.

Revenue from sales of Mu Er increased by $3.7 million, or 50.7%, to $10.9 million for the six months ended March 31, 2022 from $7.2 million for the same period of last year, mainly due to the increased sales volume. Sales volume of Mu Er increased to 783 tons for the six months ended March 31, 2022 from 547 tons for the same period of last year, which resulted in an increase of $3.2 million in revenue from sales of Mu Er. The increase in sales volume of Mu Er was mainly attributed to the recovery of economic activities in China which resulted in an increase of customer orders. Also, the average unit sales price for Mu Er increased from $13,162 per ton for the six months ended March 31, 2021 to $13,862 per ton for the six months ended March 31, 2022, which resulted in an increase of $0.5 million in revenue from sales of Mu Er. The increase in average unit sales price of Mu Er was a result of increase in cost of revenue of Mu Er by which we adjusted our sales price to coincide with the increase in cost price.

Revenue from sales of cotton increased by $10.3 million, or 100%, to $10.3 million for the six months ended March 31, 2022 from nil for the same period of last year, mainly due to engagement of agricultural product trading business for the six months ended March 31, 2022. Sales volume of cotton amounted to 3,203 tons and the average unit sales price for cotton was $3,211 per ton.

Revenue from sales of corns increased by $10.2 million, or 100%, to $10.2 million for the six months ended March 31, 2022 from nil for the same period of last year, mainly due to engagement of agricultural product trading business for the six months ended March 31, 2022. Sales volume of cotton amounted to 27,234 tons and the average unit sales price for corn was $375 per ton.

Revenue from sales of other edible fungi and other agricultural products increased by $0.4 million, or 126.9%, to $0.8 million for the six months ended March 31, 2022 from $0.3 million for the same period of last year. The increase was mainly attributed to once-off sales of filter arising from a recently acquired subsidiary, Guoning Zhonghao, which fulfilling its last orders after the acquisition and its revenue amounted to $0.5 million. Aside from the sales of filter, sales of other edible fungi and other agricultural products decreased by $0.1 million, or 32.4%, to $0.2 million for the six months ended March 31, 2022 from $0.3 million for the same period of last year. The decrease was primarily attributable to the decrease in sales volume from 11 tons for the six months ended March 31, 2021 to 6 tons for the six months ended March 31, 2022, which resulted in a decrease of $0.1 million in revenue from sales of other edible fungi and other agricultural products. The decrease in sales volume of other edible fungi and other agricultural products was caused by lesser customer orders in other edible fungi and other agricultural products as the increase in average unit sales price reduced demand and orders from customers. The decrease was partially offset by an increase in average unit sales price from $31,444 per ton for the six months ended March 31, 2021 to $36,577 per ton for the six months ended March 31, 2022, which resulted in an increase of $44,277 in revenue from sales of other edible fungi and other agricultural products. The increase in average unit sales price was a result of increase in cost of revenue of other edible fungi and other agricultural products by which we adjusted our sales price to coincide with the increase in cost price.

Cost of Revenues

The following table sets forth the breakdown of the Company’s cost of revenue of continuing operations for the six months ended March 31, 2022 and 2021, respectively:

	For the six months ended March 31,				Variance
	2022	%	2021	%	Amount	%
Shiitake	8,709,035	22.2%	7,856,071	55.6%	852,964	10.9%
Mu Er	9,458,565	24.2%	6,005,144	42.5%	3,453,421	57.5%
Cotton	10,191,194	26.0%	—	—	10,191,194	100.0%
Corn	10,085,670	25.8%	—	—	10,085,670	100.0%
Other edible fungi	703,541	1.8%	272,112	1.9%	431,429	158.5%
Total	39,148,005	100.0%	14,133,327	100.0%	25,014,678	177.0%

Cost of revenues for the continued operations increased by $25.0 million, or 177.0%, to $39.2 million for the six months ended March 31, 2022 from $14.1 million for the same period of last year.

Cost of revenues of Shiitake for the continued operations increased by $0.9 million, or 10.9%, to $8.7 million for the six months ended March 31, 2022 from $7.9 million for the same period of last year. The increase was primarily attributable to the increase in sales volume from 715 tons for the six months ended March 31, 2021 to 757 tons for the six months ended March 31, 2022, which resulted in an increase of $0.5 million in cost of revenue of Shiitake. Also, the increase was caused by an increase in average unit cost of Shiitake from $10,987 per ton for the six months ended March 31, 2021 to $11,504 per ton for the six months ended March 31, 2022, which resulted in an increase of $0.4 million in cost of revenue of Shiitake. The increase in average unit cost was caused by increase in the cost of raw materials.

Cost of revenue of Mu Er for the continued operations increased by $3.5 million, or 57.5%, to $9.5 million for the six months ended March 31, 2022 from $6.0 million for the same period of last year. The increase was primarily attributable to the increase in sales volume from 547 tons for the six months ended March 31, 2021 to 783 tons for the six months ended March 31, 2022, which resulted in an increase of $2.7 million in cost of revenue of Mu Er. The increase was also caused by an increase in average unit cost of Mu Er from $10,973 per ton for the six months ended March 31, 2021 to $12,079 per ton for the six months ended March 31, 2022, which resulted in an increase of $0.8 million in cost of revenue of Mu Er. The increase in average unit cost was caused by increase in the cost of raw materials.

Cost of revenue of cotton increased by $10.2 million, or 100%, to $10.2 million for the six months ended March 31, 2022 from nil for the same period of last year, mainly due to engagement of agricultural product trading business for the six months ended March 31, 2022. Sales volume of cotton amounted to 3,203 tons and the average unit cost for cotton was $3,182 per ton.

Cost of revenue of corn increased by $10.1 million, or 100%, to $10.1 million for the six months ended March 31, 2022 from nil for the same period of last year, mainly due to engagement of agricultural product trading business for the six months ended March 31, 2022. Sales volume of corn amounted to 27,234 tons and the average unit cost for corn was $370 per ton.

Cost of revenue of other edible fungi and agricultural products for the continued operation increased by $0.4 million, or 158.5%, to $0.7 million for the six months ended March 31, 2022 from $0.3 million for the same period of last year. The increase was mainly attributed to once off sales of filter arising from a recently acquired subsidiary, Guoning Zhonghao, which fulfilling its last orders after the acquisition and its cost of revenue amounted to $0.5 million. Aside from the sales of filter, the cost of revenue of other edible fungi and agricultural products decreased by $0.1 million, or 35.0%, to $0.2 million for the six months ended March 31, 2022 from $0.3 million for the same period of last year. The decrease was primarily attributable to the decrease in sales volume from 11 tons for the six months ended March 31, 2021 to 6 tons for the six months ended March 31, 2022, which resulted in a decrease of $120,647 in cost of revenue of other edible fungi and agricultural products. The decrease was partially offset by an increase in average unit cost of other edible fungi and agricultural products from $24,946 per ton for the six months ended March 31, 2021 to $27,893 per ton for the six months ended March 31, 2022, which resulted in an increase of $25,428 in cost of revenue of other edible fungi and agricultural products. The increase in average unit cost was caused by increase in the cost of raw materials.

The overall increase in the cost of our raw materials is mainly due to the decrease in harvest this year as compared with last year. Additionally, the recovery of economic activities in China since the end of lockdown in April 2020 increased market demand for our products and the reduced of supply exacerbated the increase in the cost of raw materials.

Gross Profit

The following table sets forth the breakdown of the Company’s gross profit of the continued operations for the six months ended March 31, 2022 and 2021, respectively:

	For the six months ended March 31,				Variance
	2022	%	2021	%	Amount	%
Shiitake	$1,300,909	43.5%	$1,557,587	55.1%	$(256,678)	(16.5)%
Mu Er	1,395,742	46.7%	1,198,133	42.4%	197,609	16.5%
Cotton	91,912	3.1%	—	—	91,912	100.0%
Corn	124,206	4.2%	—	—	124,206	100.0%
Other edible fungi and other agricultural products	74,941	2.5%	70,939	2.5%	4,049	5.7%
Total	$2,987,710	100.0%	$2,826,659	100.0%	$161,098	5.7%

Overall gross profit of the continued operations increased by $0.2 million, or 5.7%, to $3.0 million for the six months ended March 31, 2022 from $2.8 million for the same period of fiscal 2021. Gross profit from sales of Shiitake decreased by $0.3 million, or 16.5%, to $1.3 million for the six months ended March 31, 2022 from $1.6 million for the same period of last year. Gross profit from sales of Mu Er increased by $0.2 million, or 16.5% to $1.4 million for the six months ended March 31, 2022 from $1.2 million for the same period of last year. Gross profit from sales of cotton increased by $91,912, or 100%, to $91,912 for the six months ended March 31, 2022 from nil for the same period of last year. Gross profit from sales of corn increased by $124,206, or 100%, to $124,206 for the six months ended March 31, 2022 from nil for the same period of last year. Gross profit from sales of other edible fungi and agricultural products increased by $4,049, or 5.7%, to $74,941 for the six months ended March 31, 2022 from $70,939 for the same period of last year. The increased gross profit was caused by increased sales for the six months ended March 31, 2022, as compared to the prior period.

Overall gross margin of the continued operations decreased by 9.6 percentage points to 7.1% for the six months ended March 31, 2022 from 16.7% for the same period of last year. Overall average unit margin decreased from $2,220 per ton for the six months ended March 31, 2021 to $93 per ton for the six months ended March 31, 2022. The decrease in overall gross margin was mainly attributed to the gross margin of cotton and corn were 0.9% and 1.2% which significantly reduced overall gross margin.

Allowance for doubtful debts

Allowance for doubtful debts of the continued operations increased by $0.7 million, or 200.9%, to $361,847 for the six months ended March 31, 2022 from reversal of allowance for doubtful debts of $358,558 for the same period of last year, primarily due to the increase in ageing of certain advances to suppliers.

Selling and distribution expenses

Selling and distribution expenses of the continued operations decreased by $15,641, or 10.9%, to $127,345 for the six months ended March 31, 2022 from $142,986 for the same period of last year. The decrease was primarily due to a decrease in shipping expenses by $10,476 when comparing with the same period of last year. The trading of agricultural products, such as cotton and corn, do not incur shipping expenses as the transactions of agricultural products are completed by the transfer of rights of those agricultural products to the buyers. Also, the decrease in shipping expenses was due to a new customer willing to absorb shipping expenses incurred during a rush Chinese New Year order. Additionally, certain shipping agents provided discount on shipping charges so as to compensate for the delay in delivery which caused by sporadic lock down in certain China cities caused by COVID-19. Moreover, the decrease was caused by a once-off technology service fee of $4,039 incurred for the six months ended March 31, 2021 and no such technology service fee was incurred for the six months ended March 31, 2022.

General and administrative expenses

General and administrative expenses of the continued operations increased by $1.5 million, or 92.0%, to $3.1 million for the six months ended March 31, 2022 from $1.6 million for the same period of last year. The increase was primarily attributable to the share-based compensation expenses of $1.2 million arising from restricted shares granted to certain employees and increase in office and other general expenses of $0.3 million.

Interest income

Interest income of the continued operations increased by $71,644, or 42,143.5%, to $71,814 for the six months ended March 31, 2022 from $170 for the same period of last year. The increase was primarily attributable to the increase in bank balances arising from proceeds arising from issuance of shares and warrants in 2021.

Interest expense

Interest expense of the continued operations was $122,290 for the six months ended March 31, 2022, as compared to $21,364 for the same period of last year. The increase in interest expense was primarily attributable to the higher effective interest rate for the six months ended March 31, 2022 as compared effective interest rate for the same period of last year.

Provision for income taxes

For the six months ended March 31, 2022 and 2021, our income tax expense of continued operations was $3,590 and $17,628, respectively. The income tax expenses for the six months ended March 31, 2022 and 2021 were as a result of certain PRC subsidiaries that have taxable income from operations. As for the income tax expenses for the six months ended March 31, 2020, the Company is in a loss position, the tax expense was primarily attributable to certain PRC entities that have taxable income from operations, the loss position was primarily incurred by overseas entities as a result of interest expenses of convertible notes.

A total net income of $2.4 million and $2.4 million was exempt from income tax for the six months ended March 31, 2022 and 2021, respectively. The aggregate amount of our tax savings was approximately $0.6 million and $0.6 million for the six months ended March 31, 2022 and 2021, respectively. From April 1, 2022 to December 31, 2022, we expect to enjoy the tax exemption for 95% of our taxable income. The summary is below:

	Exempted	Tax
	net income	holiday
October 1, 2020 to September 30, 2021	RMB26.1 million ($4.0 million)	RMB6.5 million ($1.0 million)
October 1, 2021 to March 31, 2022	RMB15.3 million ($2.4 million)	RMB3.8 million ($0.6 million)
April 1, 2022 to December 31, 2022	95% of taxable income

Net (loss) income from continuing operations

As a result of the factors described above, our net loss was $0.6 million for the six months ended March 31, 2022, a decrease of $2.0 million from net income of $1.4 million for the same period of fiscal year 2021.

Discontinued operations

On September 27, 2021, an agreement was signed to divest 100% interest in Forest Food to a third party for total cash consideration of RMB18.2 million (approximately $2.82 million) on September 30, 2021. As of September 30, 2021, the net assets of Forest Food were RMB17.7 million (approximately $2.75 million), the gain of disposal of discontinued operations was RMB0.48 million (approximately $74,000). The divestment was completed on October 1, 2021. Operating results for the six months ended March 31, 2021 has been retrospectively adjusted to the effect of the discontinued operations.

Net loss from discontinued operations decreased by $17,607, 100.0%, to nil for the six months ended March 31, 2022 from a net loss of $17,607 for the six months ended March 31, 2021. The decrease was mainly attributed to the completion of disposal of Forest Food.

Liquidity and Capital Resources

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Further, although instruments governing the current debts incurred by our PRC subsidiaries do not have restrictions on their abilities to pay dividends or make other payments to us, the lender may impose such restriction in the future. As a result, our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and their ability to pay dividends out of earnings. Management believes that our current cash, cash flows provided by operating activities, and access to loans will be sufficient to meet our working capital needs for at least the next 12 months. We intend to continue to carefully execute our growth plans and manage market risk.

As of March 31, 2022 and September 30, 2021, we had cash of $15.3 million and $59.3 million for the continued operations, respectively. Total current assets as of March 31, 2022 amounted to $162.6 million, an increase of $7.3 million compared to $155.3 million at September 30, 2021. The increase of current assets was mainly attributable to the increase in prepayment for an investment. Current liabilities amounted to $3.3 million at March 31, 2022, in comparison to $4.1 million at September 30, 2021. This decrease of current liabilities was mainly attributable to the disposal of a discontinued operation.

Although management believes that the cash generated from operations will be sufficient to meet our normal working capital needs for at least the next twelve months, our ability to repay our current obligations will depend on the future realization of our current assets. Management has considered the historical experience, the economy, trends in the agricultural product industry, the expected collectability of accounts receivable and the realization of the inventories as of March 31, 2022. Based on the above considerations, management is of the opinion that we have sufficient funds to meet our working capital requirements and debt obligations as they become due. However, there is no assurance that management will be successful in our plan. There are a number of factors that could potentially arise which might result in shortfalls to what is anticipated, such as the demand for our products, economic conditions, the competition in the industry, and our bank and suppliers being able to provide continued support. If the future cash flow from operations and other capital resources is insufficient to fund our liquidity needs, we may be forced to obtain additional debt or equity capital, or refinance all or a portion of our debt.

Indebtedness. As of March 31, 2022, we have $2.2 million short-term bank loan and $97,652 long-term loan. As of July 5, 2022, the short-term bank loans were fully repaid. Beside these loans, we did not have any finance leases or purchase commitments, guarantees or other material contingent liabilities.

Off-Balance Sheet Arrangements. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk or credit support to or engages in hedging or research and development services with us.

Capital Resources. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations and renew commercial bank loans, as well as proceeds from equity and debt financing, to ensure our future growth and expansion plans. On February 28, 2022, the Company issued and sold a total of 30 million ordinary shares at a price of $0.20 per share via private placements and the net proceeds were $6.0 million. As of March 31, 2022, we had total assets of $174.8 million, which includes cash of $15.3 million, short-term deposit of $39.4 million, accounts receivable of $19.2 million, advance to suppliers of $70.6 million, prepayment for an investment of $7.9 million and inventory of $5.3 million, working capital of $159.3 million, and total equity of $170.6 million.

Working Capital. Total working capital as of March 31, 2022 amounted to $159.3 million, compared to $152.5 million as of September 30, 2021.

Capital Needs. Our capital needs include our daily working capital needs and capital needs to finance the development of our business. We have established effective collection procedures of our accounts receivable, and have been able to realize or receive the refund of the advances to suppliers in the past. Our management believes that income generated from our current operations can satisfy our daily working capital needs over the next 12 months. We may also raise additional capital through public offerings or private placements to finance our business development and to consummate any merger or acquisition, if necessary.

Cash flows

The following table provides detailed information about our net cash flows for the six months ended March 31, 2022 and 2021:

	For the six	For the six
	months ended	months ended
	March 31, 2022	March 31, 2021
Net cash provided by operating activities	$6,374,344	$9,725,259
Net cash used in investing activities	(52,924,075)	(2,767,971)
Net cash provided by financing activities	5,895,519	6,843,663
Effect of exchange rate changes on cash and restricted cash	(3,335,361)	78,715
Net increase (decrease) in cash and restricted cash	(43,989,573)	13,879,666
Cash and restricted cash, beginning of year	59,262,514	2,165,151
Cash and restricted cash, end of year	15,272,941	16,044,817
Less: cash from discontinued operations	—	62,099
Cash and restricted cash, end of year	$15,272,941	$15,982,718

Operating Activities

Net cash provided by operating activities was $6.4 million for the six months ended March 31, 2022. This was a decrease of $3.3 million compared to net cash provided by operating activities of $9.7 million for the six months ended March 31, 2021. The decrease in net cash provided by operating activities was primarily attributable to notes receivable of $4.0 million.

Investing Activities

For the six months ended March 31, 2022, net cash used in investing activities amounted to $52.9 million as compared to net cash used in investing activities of $2.8 million for the same period of 2021. The increase of $50.1 million was primarily due to short-term deposits of $36.5 million placed with a bank, acquisition of subsidiaries of $11.0 million and prepayment for an investment of $7.9 million.

Financing Activities

Net cash provided by financing activities amounted to $5.9 million for the six months ended March 31, 2022, as compared to net cash provided by financing activities of $6.8 million for the same period in 2021. The decrease of $0.9 million in net cash provided by financing activities was mainly due to net proceeds of $6.0 million arising from stock issuance.

Commitments and Contractual Obligations

The following table presents the Company’s material contractual obligations as of March 31, 2022:

		Less than	1-2	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years
Short-term bank loan	$2,208,446	$2,208,446	—	—	—
Long-term bank loan	97,652	—	97,652	—	—
Operating lease obligations	1,391,394	304,587	191,558	476,231	419,018
Total	$3,697,492	$2,513,033	$289,210	$476,231	$419,018